# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Power REIT, CIK 0001532619
CUSIP: 73933H101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 301 WINDING ROAD, 301 WINDING ROAD, OLD BETHPAGE, New York (NY), 11804
Date of event which requires filing of this statement: 12/29/2025
Amends the filing with accession number 0001042634-25-000004
Filed by CIK 0001042634
Persons authorized to receive notices and communications: Henry Posner III, 535 Smithfield Street, Suite 960, Pittsburgh, Pennsylvania (PA), 15222, 412-928-7700; Briar McNutt, Epstein Becker & Green, P.C., 875 Third Avenue, New York, New York (NY), 10022, 212-351-4500

## Reporting persons
- POSNER HENRY III (CIK 0001042634): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 340,000; shared voting power 0; sole dispositive power 340,000; shared dispositive power 0; aggregate amount beneficially owned 340,000 (10% of the class)
  Comment: This Amendment No. 5 to Schedule 13D (this "Amendment No. 5") amends and supplements the Schedule 13D originally filed with the SEC by the Reporting Person with respect to the Issuer on December 1, 2025 (the "Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D filed on December 4, 2025, Amendment No. 2 to Schedule 13D filed on December 11, 2025, Amendment No. 3 to Schedule 13D filed on December 17, 2025, and Amendment No. 4 to Schedule 13D filed on December 23, 2025 ("Amendment No. 4") (collectively, the "Schedule 13D/A"). Capitalized terms used herein have the meanings ascribed to them in the Schedule 13D/A.
  
  The principal purpose of this Amendment No. 5 is to update certain information previously reported in Item 4 (Purpose of Transaction) with respect to the Reporting Person to reflect changes since the filing of Amendment No. 4. The Reporting Person has not effected any acquisitions or dispositions of shares of the Issuer's Common Stock since the filing of Amendment No. 4. Except as set forth in this Amendment No. 5, the information in the Schedule 13D/A remains unchanged.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Power REIT
Address of issuer's principal executive offices: 301 WINDING ROAD, 301 WINDING ROAD, OLD BETHPAGE, New York (NY), 11804

## Item 4. Purpose of Transaction
Purpose of transaction:
As of the date hereof, the Reporting Person intends to engage with David H. Lesser, the Issuer's Chief Executive Officer and Chairman of the Issuer's Board of Trustees (the "Board"), as well as other members of the Issuer's Board, to discuss the Issuer's governance and its plans with respect to its wholly owned subsidiary, Pittsburgh & West Virginia Railroad. The Reporting Person may engage with the Issuer with respect to joining the Board and/or identifying other strategic individuals to join the Board, and to the extent he is unable to reach an agreement with the Issuer regarding the foregoing, the Reporting Person may seek to nominate such individuals to the Board.

The Reporting Person may consider, explore and/or develop plans and/or make proposals (whether preliminary or firm) with respect to, among other things, the matters set forth above, potential improvements in the Issuer's governance, including a governance and compliance audit, and the strategy and plans of the Issuer, including transactions in which the Reporting Person may seek to participate and potentially engage. In addition to the matters set forth above, the Reporting Person may engage with the Issuer's management and Board with respect to a broad range of governance, compliance, operational and strategic matters and to communicate with other shareholders or other third parties, including advisers and service providers regarding any of the foregoing. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements which may include customary standstill provisions. The Reporting Person may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

The Reporting Person intends to review his investment in the Issuer on a continuing basis and depending on various factors, including without limitation, the Issuer's governance, compliance with its responsibilities to its shareholders, its financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other available investment opportunities, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Person may in the future take such actions with respect to his investment in the Issuer on terms and at such times as he deems appropriate. These actions may include, without limitation, acquiring additional shares of Common Stock or disposing of some or all of his holdings of Common Stock, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Person may deem advisable. In addition, the Reporting Person may, at any time and from time to time, (i) review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.2 - Power of Attorney by Henry Posner III for Executing Schedule 13D and Schedule 13G (incorporated by reference from Exhibit 99.2 to the Schedule 13D of Reporting Person dated November 24, 2025 and filed with the SEC on December 1, 2025)

## Signatures
- POSNER HENRY III: /s/ Briar McNutt, Briar McNutt by POA from Henry Posner III, Reporting Person (12/29/2025)
Comment: Power of Attorney of Henry Posner III for Executing Schedule 13D and Schedule 13G (incorporated by reference from Exhibit 99.2 to the Schedule 13D of Reporting Person dated November 24, 2025 and filed with the SEC on December 1, 2025)